UNITED STATES	SEC FILE NUMBER
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	CUSIP NUMBER

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11 -K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
	☐	Form N-CSR

For Period Ended:   September 30, 2008
☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended: _______________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Syncora Holdings Ltd.
Full Name of Registrant

Security Capital Assurance Ltd
Former Name if Applicable

Cannon’s Court 22 Victoria Street
Address of Principal Executive Office (Street and Number)

Hamilton, Bermuda HM 12
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form
N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The financial statements necessary to file the Quarterly Report on Form 10-Q in a timely fashion are not completed, and the Registrant cannot do so without unreasonable burden and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Susan B. Comparato	212	478-3400
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
			Yes ☒	No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there of ?
			Yes ☒	No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A.

                          Syncora Holdings Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2008	By	/s/ Susan B. Comparato
Susan B. Comparato
Acting CEO and GC

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b -25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

Attachment A

      For the three months ended September 30, 2008, the Registrant expects to report a net loss of approximately $1.3 billion, which would be an increase of $1.2 billion from a net loss of $89.9 million reported during the same period in 2007. The increase in the net loss for the three months ended September 30, 2008 is expected to be primarily attributable to a significant increase in net loss attributable to the net change in the fair value of credit derivatives during the period, significantly higher net losses and loss adjustment expenses primarily due to adverse development relating to certain insured obligations which are supported by mortgage collateral and significantly higher net realized losses on investments primarily due to other than temporary impairment charges during the period.

     At September 30, 2008, the Registrant expects to report total cash and invested assets of approximately $3.9 billion (including restricted cash of approximately $977.9 million), reserves for unpaid losses and loss adjustment expenses of approximately $0.8 billion, derivative liabilities of approximately $2.5 billion, and total shareholders’ equity in the range of $85 to $90 million.

      The foregoing financial information is qualified in its entirety by reference to the Registrant’s unaudited financial statements as of and for the three months ended September 30, 2008, to be filed in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2008. In addition, the Registrant previously disclosed in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 and expects to continue to disclose in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 that there is a substantial doubt about its ability to continue as a going concern.

      The Registrant has experienced significant adverse loss development, which may result in its financial guarantee insurance subsidiary, Syncora Guarantee Inc., not being able to maintain positive statutory policyholders’ surplus or not being able to maintain compliance with its $65 million minimum policyholders’ surplus requirement under New York state law as of September 30, 2008. Failure to maintain positive statutory policyholders’ surplus or non-compliance with its statutory minimum policyholders’ surplus requirement would permit the New York State Insurance Department to intervene in its operations. For example, under these or other circumstances, the New York State Superintendent of Insurance could seek court appointment as rehabilitator or liquidator of Syncora Guarantee Inc. See “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2007 and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008.